DC

No Act
P.E. 11-7-02
1-2997

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

02068244

December 16, 2002

Kerry J. Tomasevich
Palmer & Dodge LLP
111 Huntington Avenue at Prudential Center
Boston, MA 02199-7613

Act 1934
Section
Rule 14A-8
Public Availability 12/16/2002

Re: MAXIMUS, Inc.
Incoming letter dated November 7, 2002

Dear Mr. Tomasevich:

This is in response to your letters dated November 7, 2002, November 12, 2002 and December 2, 2002 concerning the shareholder proposal submitted to MAXIMUS by the Amalgamated Bank LongView SmallCap 600 Index Fund. We have also received a letter from the proponent dated November 27, 2002. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Cornish F. Hitchcock
1100 17th Street, N.W., 10th Floor
Washington, DC 20036-4601

PALMER & DODGE LLP
111 HUNTINGTON AVENUE AT PRUDENTIAL CENTER
BOSTON, MA 02199-7613

KERRY J. TOMASEVICH
617.239.0157
ktomasevich@palmerdodge.com

November 7, 2002

By Overnight Delivery

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: MAXIMUS, Inc. Stockholder Proposal to Expense Executive Options
(Proposal submitted by Amalgamated Bank LongView SmallCap 600 Index Fund)

Ladies and Gentlemen:

This letter is to inform you, pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), of the intention of our client, MAXIMUS, Inc., a Virginia corporation (the "Company"), to omit from its notice of annual meeting, proxy statement and form of proxy for the Company's 2003 annual meeting of stockholders (together, the "Proxy Materials") the proposal and supporting statement (together, the "Proposal") submitted to the Company on behalf of the Amalgamated Bank LongView SmallCap 600 Index Fund (the "Fund") by facsimile on October 23, 2002. Copies of the Proposal and the accompanying cover letter, dated October 23, 2002, are attached hereto as Attachment A. This letter is filed within 80 days of the date the Company intends to file its Proxy Materials with the SEC, as required by Exchange Act Rule 14a-8(j)(1).

On behalf of the Company, we respectfully request the concurrence of the staff of the Division of Corporation Finance (the "Staff") that the Staff will not recommend enforcement action if the Company omits the Proposal from the Proxy Materials.

I. The Proposal

The resolution portion of the Proposal states: "RESOLVED: The shareholders of MAXIMUS, Inc. (the "Company") hereby request that the Board of Directors establish a policy and practice of expensing in the Company's annual income statement the costs of all future stock options issued to Company executives."

II. Reasons for Omission

The Company may omit the Proposal from its Proxy Materials pursuant to Rule 14a-8(i)(2), because the Proposal would require the Company to violate federal law – the prohibition of Exchange Act Rule 4-01 against accounting for different options under different accounting methods.

Given that Exchange Act Rule 4-01 requires all options to be accounted for under the same method, the Company may omit the Proposal from its Proxy Materials pursuant to Rule 14a-8(i)(3), because the Proposal is materially false and misleading in not mentioning Rule 4-01 or the expensing of non-executive options.

Given that Exchange Act Rule 4-01 requires all options to be accounted for under the same method, the Company may omit the Proposal from its Proxy Materials pursuant to Rule 14a-8(i)(7), because the Proposal deals with matters relating to the Company's ordinary business operations – its compensation policies.

The Company may omit the Proposal from its Proxy Materials pursuant to Rule 14a-8(i)(7), because the Proposal deals with matters relating to the Company's ordinary business operations – its choice of accounting methods.

The Company may omit the Proposal from its Proxy Materials pursuant to Rule 14a-8(f)(i), because the Fund has failed to provide the Company with proof of the Fund's stock ownership, as is required by Rule 14a-8(b)(2) (subject to the Fund's right to timely cure this deficiency).

A. Omission Pursuant to Rule 14a-8(i)(2) (Implementation Violates Law)

Rule 14a-8(i)(2) provides that a stockholder proposal may be excluded where it would "if implemented, cause the company to violate any . . . federal . . . law to which it is subject." If implemented, the Proposal would cause the Company to violate Rule 4-01 of Regulation S-X under the Exchange Act ("Rule 4-01"). Rule 4-01 requires that the Company's financial statements be prepared in accordance with generally accepted accounting principals ("GAAP"). Statement of Financial Accounting Standards No. 123, paragraph 14, requires that the Company "apply the same accounting method – either the fair value based method described in this Statement or the intrinsic value based method in Opinion 25 – in accounting for all of its stock-based employee compensation arrangements." At present, the Company complies with Rule 4-01 with respect to accounting for stock options by accounting for all stock options, executive and non-executive, pursuant to the intrinsic value-based method. The Proposal requests that the Company abandon this practice with regard to future executive options only and instead utilize the fair value-based method to account for such options. Thus, the Proposal, if implemented, would cause the Company to utilize a different method of option accounting (fair value) for executive option grants than the method (intrinsic value) that the Company uses for stock options issued to non-executives, and would cause the Company to violate Rule 4-01, a federal law to which the Company is subject. On that basis, the Company may exclude the Proposal from its Proxy Materials under Rule 14a-8(i)(2).

B. Omission Pursuant to Rule 14a-8(i)(3) (False and Misleading Statements in Proxy Materials)

The Proposal does not mention Rule 4-01 or the fact that implementation of the Proposal would place the company in violation of Rule 4-01. The Proposal does not mention that, to avoid a violation of law, the implementation of the Proposal would require the expensing of all options, not only executive stock options. The Proposal refers only to "options issued to Company executives" (Proposal, p. 1), "the failure to expense executive stock options" (Proposal, pp. 1-2), "stock options in executive compensation plans" (Proposal, p. 2) and "the true cost of executive compensation." (Proposal, p. 2). Because the Proposal does not address either expensing non-executive stock options or Rule 4-01, and because the Company cannot implement the Proposal as submitted by the Fund and still comply with Rule 4-01 without also expensing non-executive stock options, the Proposal is materially false and misleading. Accordingly, the Proposal may be excluded by the Company under Rule 14a-8(i)(3) (proposals excludable for violating proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements).

C. Omission Pursuant to Rule 14a-8(i)(7) (Concerns Ordinary Business Operations – Compensation)

It is understandable that the Fund has limited the express language of the Proposal to executive compensation. For over a decade, the Staff has issued guidance that proposals which are limited to "executive officers" and "executive compensation" may be proper for submission to shareholders, while proposals which affect both executive and non-executive compensation address "general compensation policy" and are excludable under Rule 14a-8(i)(7) as pertaining to ordinary business operations. *Battle Mountain Gold Company* (February 13, 1992). Reading the Proposal in the context of the requirements of Exchange Act Rule 4-01, it is clear that the Proposal necessarily addresses not only "the true cost of executive compensation," Proposal, p. 2, but also the true cost of non-executive compensation. Since all equity compensation must be accounted for by the same method, any proposal which purports to affect executive equity compensation by the application of a new accounting method only to that executive equity compensation necessarily affects non-executive equity compensation to the same extent. Accordingly, the Proposal can be excluded by the Company from the Company's Proxy Materials under Exchange Act Rule 14a-8(i)(7) as a proposal raising general compensation issues, not solely executive compensation issues. *Battle Mountain Gold* (February 13, 1992); *Hydron Technologies, Inc.* (May 8, 1997) (permitting exclusion under Rule 14a-8(i)(7) of proposal to prohibit grant of stock options or cash bonuses to executives and non-executives).

D. Omission Pursuant to Rule 14a-8(i)(7) (Ordinary Business Matters – Choice of Accounting Methods)

In addition to the independent bases for exclusion set forth above, a series of recent no-action letters considering identical or substantively identical proposals regarding the expensing of executive stock options have been considered by the Staff, with the Staff concurring that the proposals can be excluded under Rule 14a-8(i)(7) as ordinary business matters in the nature of a choice of accounting methods. See *MIPS Technologies, Inc.* (September 4, 2002) (identical proposal excludable under Rule 14a-8(i)(7) as "relating to ordinary business matters, (i.e., choice of accounting methods)"); *National Semiconductor Corporation* (July 19, 2002) (identical proposal excludable under Rule 14a-8(i)(7) as "relating to ordinary business matters, (i.e., choice of accounting methods)"); *Meredith Corporation* (August 9, 2002) (proposal requesting that company expense all executive compensation, including executive stock options, excludable under Rule 14a-8(i)(7) as "relating to ordinary business matters, (i.e., choice of accounting methods)"). These no-action letters are only the most recent in a series of similar authority supporting the excludability under Rule 14a-8(i)(7) of proposals to expense stock options. See *Intel Corporation* (February 27, 2001); *SBC Communications, Inc.* (December 14, 2000); *General Electric Company* (December 22, 2000); Pfizer, Inc. (December 13, 2000).

The Fund may suggest that, notwithstanding the substantial, consistent and current guidance of the Staff cited above, some change in the nature of the public debate surrounding the issue has propelled the Company's choice between fair value and intrinsic value option accounting out of the realm of ordinary business matters excludable by the Company from its Proxy Materials and into the realm of public policy issues which must be included. In fact, there has been no such change, and certainly not in the two months since *MIPS Technologies, Inc.* was issued. The Company's choice between the two GAAP-mandated methods is a choice between two settled, accepted, legal methods of accounting for stock options properly left in the management discretion of the Company. The fact that there is an ongoing, heated national discussion concerning every aspect of corporate governance, executive compensation and audit and accounting standards and practices does not repeal Rule 14a-8(i)(7) nor does it raise every aspect of a corporation's management to the level of a "public policy" issue to be submitted to the shareholders. The Proposal is properly excludable by the Company pursuant to Rule 14a-8(i)(7) as an ordinary business matter in the nature of a choice of accounting methods.

E. Omission Pursuant to Rule 14a-8(f)(i) (Failure to Follow Eligibility/Procedural Requirements)

The Fund indicated in its cover letter that the Fund is the beneficial owner of 17,295 shares of the Company's common stock, with "Amalgamated Bank as record holder." The Fund also indicated that "A letter from the Amalgamated Bank as record holder confirming ownership is being provided under separate cover." As of the date hereof, the Company has not received confirmation of the Fund's stock ownership from Amalgamated Bank, as is required by Rule 14a-8(b)(2). If the Fund fails to fulfill the eligibility requirements set forth in Rule 14a-8(b), the Company is permitted to exclude the Fund's Proposal pursuant to Rule 14a-8(f), provided that the Company complies with the procedural requirements provided therein.

On November 5, 2002, the Company sent a letter (the "Notice of Deficiency") to the Fund (a copy of which is attached hereto as Attachment B), by facsimile and overnight courier, notifying the Fund of this procedural deficiency (the "Deficiency"). Pursuant to Rule 14a-8(f)(1), the Fund must send a response to the Company correcting the Deficiency, such response to be postmarked or transmitted electronically to the Company within 14 calendar days of receipt of the Company's notification, which deadline is not sooner than November 19, 2002. The Company recognizes that this period for correction has not yet run. However, Rule 14a-8(j) requires the Company to file a notice of any intention to omit a shareholder proposal with the Staff not later than 80 days prior to the date the Company files its definitive proxy statement and form of proxy statement with the Staff. This year, the Company intends to file its definitive proxy statement not later than January 28, 2003, and therefore, the Company's deadline to file this notice is not later than November 9, prior to the expiration of the Fund's time to cure the Deficiency. Accordingly, the Company has complied with the procedural requirements of Rule 14a-8(f), and the Company submits the Deficiency as an independent basis for exclusion of the Proposal subject to the Fund's right to timely cure the Deficiency. Should the Fund correct the Deficiency on a timely basis, the Company will promptly so notify the Staff and withdraw this ground for exclusion of the Proposal from the Proxy Materials.

III. Conclusion

For the reasons set forth above, we hereby respectfully request that the Staff confirm that it will not recommend enforcement action if the Company does not include the Proposal in the Company's Proxy Materials. Should you disagree with the conclusions set forth in this letter, we would appreciate the opportunity to confer with you prior to the issuance of the Staff's Rule 14a-8(d) response. Please do not hesitate to call me at 617-239-0157 if you require additional information or wish to discuss this submission further.

Sincerely,

Kerry J. Tomasevich

KJT:jwr

cc: David R. Francis, Esq. (MAXIMUS, Inc.)
Cornish F. Hitchcock, Esq. (Amalgamated Bank LongView SmallCap 600 Index Fund)

Attachment A

CORNISH F. HITCHCOCK
ATTORNEY AT LAW
1100 - 17TH STREET, N.W., 10TH FLOOR
WASHINGTON, D.C. 20036-4601
(202) 974-5111 • FAX: 331-9680
EMAIL: CONH@TRANSACT.ORG

FAX TRANSMISSION

23 October 2002

To: Mr. David R. Francis, Corporate Secretary
At: MAXIMUS, Inc.
Fax: 703-251-8240

We are sending 4 pages, including this cover sheet. If there are any questions, call Con Hitchcock at the number shown above. Original will follow by ~~mail~~/UPS.

CORNISH F. HITCHCOCK
ATTORNEY AT LAW
1100 17TH STREET, N.W., 10TH FLOOR
WASHINGTON, D.C. 20036-4601
(202) 974-5111 • FAX: 331-9680
E-MAIL: CONH@TRANSACT.ORG

23 October 2002

Mr. David R. Francis
Corporate Secretary
MAXIMUS, Inc.
11419 Sunset Hills Road
Reston, Virginia 20190

By UPS and facsimile: (703) 251-8240

Re: Shareholder proposal for 2003 annual meeting

Dear Mr. Francis:

On behalf of the Amalgamated Bank LongView SmallCap 600 Index Fund (the "Fund"), I submit the enclosed shareholder proposal for inclusion in the proxy materials that MAXIMUS, Inc. plans to circulate to shareholders in anticipation of the 2003 annual meeting. The proposal is being submitted under SEC Rule 14a-8, and it asks the board of directors to expense options.

The Fund is an S&P SmallCap 600 index fund, located at 11-15 Union Square, New York, N.Y. 10003. It holds 17,295 shares of MAXIMUS common stock. Created in 1997, the Fund has approximately $330 million in assets and thus at all relevant times has beneficially owned more than $2000 worth of MAXIMUS common stock. The Fund plans to continue ownership through the date of your annual meeting, which a representative is prepared to attend. A letter from the Amalgamated Bank as record holder confirming ownership is being provided under separate cover.

If you require any additional information, please let me know.

Very truly yours,

Cornish F. Hitchcock

Cornish F. Hitchcock

RESOLVED: The shareholders of MAXIMUS, Inc. (the "Company") hereby request that the Board of Directors establish a policy and practice of expensing in the Company's annual income statement the costs of all future stock options issued to Company executives.

SUPPORTING STATEMENT

Stock options are an important part of the Company's overall executive compensation program. The grant of stock options is designed to provide positive incentives for executives to focus on creating long-term corporate value. The increasing use of stock options at a time of growing investor skepticism about the accuracy and transparency of corporate financial reporting has prompted a public debate on the appropriate accounting treatment for stock options.

Current accounting rules allow companies to report stock option expenses annually in a company income statement or as a footnote in the annual report. (See Financial Accounting Standards Board Statement No. 123). Most companies, including MAXIMUS, report the calculated cost of corporate stock options as a footnote in the annual report. Thus, option costs are not included in determining the Company's operating income.

We believe that including the estimated cost of stock option grants in a company's income statement would more accurately reflect a company's operational earnings. Standard & Poor's ("S&P") recently issued a report entitled *Measures of Corporate Earnings*, which set out a new formula for more accurately calculating the after-tax earnings generated from a company's principal business or businesses. S&P's call for a more accurate "core earnings" calculation of corporate operational earnings was prompted in large measure by investor concerns about the transparency, accuracy and reliability of corporate financial reporting.

One of the key reporting items examined in the S&P report was the accounting treatment of stock option grants. S&P stated that the "growing use [of options] means that investors and analysts should have the essential data needed to evaluate options and their impact on corporate profits. Research shows that options expense could lower Core Earnings by as much as 10%."

We believe that stock option costs should be included in earnings statements because these stock grants are part of a company's executive compensation plans, no less than such items as salaries, cash bonuses and other benefits.

We believe that a company's failure to treat stock option grant costs as expenses on corporate income statements may provide investors with an inaccurate assessment of corporate profitability. Also, we believe that the failure to expense executive stock options can result in excessive use of such options based on a belief that they impose "no cost" on the company.

These factors prompt concern regarding MAXIMUS, given that in 2002 the potential equity dilution under existing option plans was approximately 25% of market value, according to Institutional Shareholder Services.

In our view, expensing stock option costs would help promote more appropriate use of stock options in executive compensation plans and give investors a more accurate picture of company operational earnings and the true cost of executive compensation.

We urge you to vote YES on this proposal.

** JOB STATUS REPORT ** AS OF NOV 05 2002 16:59 PAGE. 01

PALMER & DODGE **Attachment B**

JOB #226

	DATE	TIME	TO/FROM	MODE	MIN/SEC	PGS	STATUS
001	11/05	16:58	202 331 9680	EC--S	00′ 47″	003	OK

PALMER & DODGE LLP

111 HUNTINGTON AVENUE AT PRUDENTIAL CENTER
BOSTON, MA 02199-7613

FAX

sending 3 pages (including cover sheet)

DATE	November 5, 2002	**SENDER ID #**	1256
FROM	James W. Robertson	**CLIENT #**	17930/5
DIRECT DIAL #	617.239.0586		

NAME	COMPANY	PHONE #	FAX #
* Cornish F. Hitchcock, Esq.	Amalgamated Bank LongView Small Cap 600 Index Fund		202-331-9680
David R. Francis, Esq.	MAXIMUS, Inc.		703-251-8603

COMMENTS:

Notice of Deficiency (MAXIMUS, Inc. Shareholder Proposal) attached.

PALMER & DODGE LLP
111 HUNTINGTON AVENUE AT PRUDENTIAL CENTER
BOSTON, MA 02199-7613

KERRY J. TOMASEVICH
617.239.0157
ktomasevich@palmerdodge.com

November 5, 2002

By Facsimile and Overnight Delivery

Amalgamated Bank LongView SmallCap 600 Index Fund
c/o Cornish F. Hitchcock, Esq.
10th Floor
1100 17th Street, N.W.
Washington, D.C. 20036-4601
FAX: 202-331-9680

Re: Notice of Deficiency: MAXIMUS, Inc. Shareholder Proposal

Dear Mr. Hitchcock:

Palmer & Dodge LLP is general corporate counsel to MAXIMUS, Inc. (the "Company"). The Company has forwarded to us your letter dated October 23, 2002 regarding a shareholder proposal (the "Proposal") which in your letter you indicate the Amalgamated Bank LongView SmallCap 600 Index Fund (the "Proponent") wishes to have included in the Company's proxy materials for the Company's 2003 annual meeting of shareholders (the "2003 Annual Meeting").

Rule 14a-8(b)(1) under the Securities Exchange Act of 1934 (as amended) provides that "In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal." The Company has not been able to confirm that the Proponent satisfies this eligibility requirement through the Company's own records or through the Company's transfer agent, American Stock Transfer & Trust Company. Your letter indicates that the Proponent holds its shares through Amalgamated Bank, as record owner. Therefore, pursuant to Rule 14a-8(b)(2), the Proponent was required, at the time it submitted its proposal, to prove its eligibility to the company through either of the two mechanisms provided in Rule 14a-8(b)(2)(i) and Rule 14a-8(b)(2)(ii), as applicable. The Proponent did not and has not done so (the "Deficiency").

Accordingly, pursuant to Rule 14a-8(f)(1), the Company hereby provides this Notice of Deficiency to the Proponent, notifying the Proponent of the Deficiency and of the Company's intention to exclude the Proposal from the Company's proxy materials for the 2003 Annual Meeting because of the Deficiency if the Proponent does not correct the Deficiency within 14 calendar days of the date the Proponent receives this Notice of Deficiency, as provided in Rule 14a-8(f)(1). To correct the Deficiency, the Proponent must, within the time provided by Rule 14a-8(f)(1), provide to the Company proof of the Proponent's eligibility under either of the two mechanisms provided in Rule 14a-8(b)(2)(i) and Rule 14a-8(b)(2)(ii), as applicable.

If you have any questions regarding this Notice of Deficiency, please do not hesitate to call the undersigned.

Sincerely,

Kerry J. Tomasevich

KJT:jwr

cc: David R. Francis, Esq.

PALMER & DODGE LLP
111 HUNTINGTON AVENUE AT PRUDENTIAL CENTER
BOSTON, MA 02199-7613

KERRY J. TOMASEVICH
617.239.0157
ktomasevich@palmerdodge.com

November 12, 2002

By Overnight Delivery

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: MAXIMUS, Inc. Stockholder Proposal to Expense Executive Options
(Proposal submitted by Amalgamated Bank LongView SmallCap 600 Index Fund)

Ladies and Gentlemen:

On November 7, 2002, we notified you of the intention of MAXIMUS, Inc., a Virginia corporation (the "Company"), to omit from its notice of annual meeting, proxy statement and form of proxy (together, the "Proxy Materials") for the Company's 2003 annual meeting of stockholders (the "2003 Annual Meeting") the proposal (the "Proposal") submitted by the Amalgamated Bank LongView SmallCap 600 Index Fund (the "Fund") and received by the Company on October 23, 2002. In our letter to you of November 7, 2002 (the "Request Letter"), we requested the concurrence of the staff of the Division of Corporation Finance (the "Staff") that it would not recommend enforcement action if the Company omitted the Proposal from the Proxy Materials.

The Request Letter raised five independent grounds for exclusion of the Proposal. One of these grounds, discussed in Section II.E of the Request Letter, related to the failure of the Fund to comply with the eligibility and procedural requirements of Rule 14a-8. Specifically, the Fund had failed to provide the requisite proof of ownership of Company common stock. We noted in our Request Letter that the 14-day correction period provided to the Fund under Rule 14a-8(f)(1) would expire no earlier than November 19, 2002, while the Company's deadline to file the Request Letter was no later than November 9, 2002. Accordingly, we stated in the Request Letter that the Company would promptly notify the Staff should the Fund correct the procedural deficiency described in Section II.E of the Request Letter on a timely basis, and that the Company would then withdraw that ground for exclusion of the Proposal.

On November 7 and November 12, 2002, the Company received correspondence from the Fund concerning the Fund's equity ownership in the Company during the relevant time period. The Company is satisfied that the November 7 and November 12, 2002 correspondence, taken together, corrects the procedural defect identified in Section II.E of the Request Letter, and the Company hereby withdraws Section II.E of the Request Letter.

Notwithstanding the foregoing, the Company's intention to exclude the Proposal from the Company's Proxy Materials for the 2003 Annual Meeting for the reasons set forth in Sections II.A through II.D of the Request Letter remains unchanged, and the Company continues to seek the concurrence of the Staff that the Staff will not recommend enforcement action if the Company omits the Proposal from the Proxy Materials based on the reasons set forth in Sections II.A through II.D of the Request Letter. If the Staff believes that it will not be able to take the no-action position requested, we would appreciate the opportunity to confer with the Staff prior to the issuance of a negative response. Please do not hesitate to call James Robertson of this office at (617) 239-0586 or me at (617) 239-0157 with any questions or comments regarding the foregoing.

Sincerely,

Kerry J. Tomasevich

KJT:jwr

cc: David R. Francis, Esq. (MAXIMUS, Inc.)
Cornish F. Hitchcock, Esq. (Amalgamated Bank LongView SmallCap 600 Index Fund)

CORNISH F. HITCHCOCK
ATTORNEY AT LAW
1100 17TH STREET, N.W., 10TH FLOOR
WASHINGTON, D.C. 20036-4601
(202) 974-5111 • FAX: 331-9680
E-MAIL: CONH@TRANSACT.ORG

27 November 2002

Office of the Chief Counsel
Division of Corporation Finance
Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

By hand

Dear Counsel:

I write on behalf of the Amalgamated Bank LongView SmallCap 600 Index Fund (the "Fund") in response to a series of letters from Kerry J. Tomasevich, counsel for MAXIMUS, Inc., which advise that MAXIMUS intends to omit the shareholder resolution submitted by the Fund for inclusion in the Company's 2003 proxy materials. The proposal asks the board of directors to establish a policy and practice of expensing in the Company's annual income statement the costs of all future stock options issued to Company executives. MAXIMUS attaches the text of the proposal and supporting statement to its letter dated 7 November 2002. For the reasons set forth below the Fund requests that the Division advise MAXIMUS that there is no basis for its objections.

1. Timing.

As a preliminary matter, it appears that MAXIMUS may have failed to raise its objection in a timely fashion. In its letter dated 7 November 2002 the Company states that its objection is timely under Rule 14a-8(j)(1) because it was "filed within 80 days of the date the Company intends to file its Proxy Materials." This misstates the Rule, which requires that objections be filed "no later than" 80 days before filing, not "within" 80 days. Since the Company does not identify its intended filing date, it is difficult to be more specific; nonetheless, if the Company has correctly represented that it filed "within" 80 days of the deadline, then its submission is untimely, and there is no valid reason offered to waive the 80-day requirement.

2. Rule 14a-8(i)(2)(alleged violation of federal law).

MAXIMUS argues that the Fund's proposal would violate this rule because, if implemented, it would cause the Company to violate Rule 4-01 of Regulation S-X, which requires companies to prepare financial statements in accordance with generally accepted accounting principles ("GAAP"). MAXIMUS argues that GAAP gives companies a choice when it comes to reporting options: use either the fair value-based method described in SFAS No. 123 or the intrinsic value-based method in Opinion 25. In plain English that means that a company must choose either to report stock option expenses in the company's income statement or (as MAXIMUS and many other companies have chosen) in a footnote in the annual report.

MAXIMUS argues that GAAP requires the same accounting method to be utilized for all stock-based employee compensation arrangements and that the Fund's proposal would force it to violate Regulation S-X by utilizing one accounting method of executive options and another for non-executive options. This argument lacks merit because MAXIMUS can fully comply with the law should the Fund's proposal be implemented.

The proposal asks the board to choose one method of reporting rather than another method of reporting. A resolution asking MAXIMUS to choose a lawful Option A instead of a lawful Option B will not compel MAXIMUS to break the law. Nor does it matter that the proposal speaks only of options granted to executives and that MAXIMUS might have to report executive and non-executive options differently, should the resolution carry and be implemented. Reduced to its essentials, MAXIMUS is arguing that it *prefers* to report options in a footnote and that the Fund's resolution, if implemented, would deprive it of the opportunity to indulge that preference. That is not the same thing as causing MAXIMUS to violate the law.

3. Rule 14a-8(i)(3)(alleged materially false and misleading statements).

The Company's next objection (at p. 3) is that the proposal is materially false and misleading because it "fails to mention Rule 4-01 or the fact that implementation would place the Company in violation of Rule 4-01." The argument rests on a false premise, which we have answered above, that adoption of the proposal would force the Company to report options in two different ways, one for executives and one for non-executives, when that is not the case.

MAXIMUS's fallback argument is that the failure to mention this fact is a material omission. The argument defies logic and is belied by the text of the proposal. The second through fourth paragraphs talk generally about the reasons for expensing stock option costs and provide background information the accuracy of which MAXIMUS has not challenged. For example–

• Paragraph 2 of the supporting statement speaks of making a "company's income statement . . . more accurately reflect a company's operational earnings."

• Paragraph 4 of the supporting statement cites the S&P call for a "more accurate 'core earnings' calculation of corporate operational earnings."

• Paragraph 6 of the supporting statement states a belief that a "company's failure to treat stock option grant costs as expenses on corporate income statements may provide investors with an inaccurate assessment of corporate profitability."

A shareholder who reads the resolution and supporting statement and who may think that the arguments tilt in favor of a vote for the proposal is unlikely to say, upon hearing of MAXIMUS's objection, "I had no idea that if executive options are expensed, all options would have to be expensed. I don't think there's a need for shareholders to have all *that* information about the true costs of options so clearly explained, so I'm going to vote against the proposal and in favor of the *status quo* with everything going into the footnote." Conversely a shareholder who is unpersuaded by the supporting statement would be unlikely to say, after hearing MAXIMUS's objection, "The fact non-executive options would be similarly treated is something I really needed to know in order to oppose this resolution. Now I'm convinced I should vote against it."

If MAXIMUS truly believes that this fact will be material to shareholders concerned about the true cost of options, it is free to make this argument in its statement in opposition, but the perceived omission does not render the Fund's proposal either false or misleading, much less materially so.

For these reasons the Fund urges the Division to reject MAXIMUS's claim that the proposal is materially false and misleading, though obviously (and without conceding the point), the Fund is willing to add language indicating that implementation would require expensing of all options should the Division deem it necessary.

4. Rule 14a-8(i)(7)(ordinary business).

MAXIMUS's final argument is that the choice of accounting methods is a matter of ordinary business that is not suitable for shareholder discussion under Rule 14a-8. MAXIMUS cites (and the Fund acknowledges) a number of no-action letters to this effect. The Fund further acknowledges that this resolution is similar to some of the more recent of these resolutions, including the one at issue in *National Semiconductor Corp.* (19 July 2002).

There is one key fact, however, that MAXIMUS fails to acknowledge, and that is that the *National Semiconductor* decision is presently the subject of an appeal and request for reversal by the full Commission. We understand that the Division (as well as registrants and shareholders) are awaiting the Commission's decision in order that it may provide guidance on this issue. We submit that the arguments presented on that appeal, which relate to the sea-change in investor and public attitudes on the subject in recent years, require denial of the no-action relief that MAXIMUS seeks. We do not believe that, apart from noting developments since the appeal was submitted, we can improve upon the arguments in favor of inclusion. We include the main points below for purposes of completeness.

The Requirements of the Rule. In the 1976 Release adopting the predecessor of Rule 14a-8(i)(7), the Commission stated that the touchstone for deciding whether a proposal involves "ordinary business" is whether it raises issues that "are mundane in nature and do not involve *any* substantial policy or other considerations." Release No. 34-12999, 41 Fed. Reg. 52994, 52998 (3 December 1976)(emphasis added). In 1998 the Commission revised Rule 14a-8 to renumber, but not to change substantially the text of the "ordinary business" exclusion. Release No. 34-40018, 63 Fed. Reg. 29106 (28 May 1998). The 1998 Release noted how the Division has from time to time, and "in light of experience dealing with proposals in specific subject areas and reflecting societal views," reversed its position on specific topics that had once been regarded as "ordinary business," but which had acquired policy significance as a result of legislative and other policy debates, *e.g.*, plant closings, the manufacture of tobacco products, executive compensation and golden parachutes. *Id.* & nn.34-37.

The Fund submits that the no-action letters such as *National Semiconductor* on which MAXIMUS relies are inconsistent with these criteria. Moreover, and without conceding the point, even if the expensing of options might at one point have been viewed as ordinary business, a simple matter of choosing between two different accounting methodologies, the same cannot be said today.

Indeed, MAXIMUS's argument resembles precisely the type of argument that the Commission rejected when it promulgated the predecessor to Rule 14a-8(i)(7) in 1976. The Commission rejected an argument from PEPCO that a resolution related to nuclear energy could be omitted because it involved an ordinary business decision for a utility, *i.e.*, choosing between particular fuel sources. Given the controversy surrounding nuclear power in the utility business, the Commission could not agree that the issue was devoid of "any substantial policy consideration" and could be pigeonholed as a choice between two valid alternatives. 41 Fed. Reg. at 52998. In like fashion MAXIMUS cannot claim that one of the most significant current issues in corporate America is simply a matter of choosing between two accounting methodologies.

Recent developments. Since the *National Semiconductor* appeal was submitted, several indicators bolster the point that options expensing is not a technical accounting issue of no interest to shareholders. One measure of the level of shareholder interest is a daily column published by Dow Jones Newswires entitled *Table of Companies Expensing Stock Options*. Today's issue is attached as an example. This column not only describes the most recent announcements by companies of their plans in this area, but it lists all prior companies that have indicated a willingness to expense options. One doubts that Dow Jones would waste resources every day on a topic that was for technicians only and in which shareholders had no stake.

Moreover, the public debate that has raged for the past few years has continued in other forums. The International Accounting Standards Board ("IASB") has released for comment proposed rules that would require that options be counted as an expense. IASB's accompanying press release explained the Board's conclusion that "share-based payment transations involving grants of share aor share options to employees should be accounted for in the same way as other tranations in which an entity receives recouress as consideration for its equity instruments." See *IRRC, High-Tech Trade Groups Rally to Head Off Regulations Requiring Options Expensing*, 13 CORPORATE GOVERNANCE HIGHLIGHTS No. 13 (15 November 2002)(describing lobbying campaign against IASB and FASB reforms in this area).

The ongoing debate. These are only the latest manifestations of a major policy debate. The option expensing issue presented here relates to the core shareholder interest in income statements that accurately reflect a company's financial performance. The resolution raises an issue that directly relates to key elements of corporate operations, including financial performance, executive compensation policy and practice, corporate strategy, executive performance and the perceived integrity of corporate financial reporting. The fact that implementing the proposal would result in MAXIMUS using a different accounting treatment for stock options does not reduce the proposal to a mere choice between two accounting methods.

The instense public debate associated with the options expensing issue during the FASB deliberations on the issue in the mid-1990's and the continued intense resistance to calls for mandatory option expensing reveal the extraordinary significance of the issue. Stock options are the centerpiece of most corporate executive compensation programs, and as stock option use has increased so has the intensity of the debate about whether or not to expense options. In 1995, after what it called an "extraordinarily controversial" debate, FASB issued SFAS 123, which has been cited above. In its "Basis for Conclusions" with the release of SFAS 123, FASB stated: "The Board chose a disclosure-based solution for stock-based employee compensation to bring closure to the divisive debate on this issue — not because it believes that the solution is the best way to improve financial accounting and reporting."

FASB's statement is evidence of an intense debate that included Congressional challenges to FASB by opponents of stock option expensing. It was a debate in which Members of Congress, the executive branch and the private sector were actively involved. *E.g., Fed Chairman Stays Firm on Idea That Options Should be Expensed*, THE WALL STREET JOURNAL (9 April 2002). Given the constant and passionate public debate on this issue since the issuance of SFAS 123, it simply cannot be said that option expensing issue as a mere "choice of accounting method."

An examination of the role of stock options in executive and employee compensation programs highlights the significance of the option expensing issue. Many commentators, market and investment analysts, and academics argue that the non-expensing of options has created "cost-free compensation" and spurred the tremendous growth in the number of stock options issued. Several key measures of stock option use, including the percentage of stock options relative to overall executive compensation, stock dilution or "overhang," and the corporate income impact of stock option expensing reveal the explosive growth in the use of corporate stock options.

The size of executive grants has grown dramatically over the past decade, with options representing an increasingly large percentage of overall executive compensation. In 1992 the median value of options granted to chief executive officers at S&P 1,500 firms was approximately 16 percent of their total compensation. By 1998, the figure has grown to 35 percent of total compensation. Stock option "overhang," defined as stock options granted, plus those remaining to be granted, as a percentage of the total shares outstanding at a given company, has grown dramatically over the past decade because of larger executive option grants and increased option eligibility. At a typical firm, stock option overhang has grown to an average of 13 percent from approximately 5.4 percent in 1990. *See* Watson Wyatt Worldwide, STOCK OPTION OVERHANG: SHAREHOLDER BOON OR SHAREHOLDER BURDEN (The 2001 Study). At MAXIMUS, the overhang is approximately 25 percent, according to ISS calculations, as the resolution notes.

Studies on the level of corporate earnings underreporting due to the non-expensing of options indicate that the estimated after-tax stock compensation expense for 2001 was nearly $47 billion for the S&P 500 firms, an increase of 30 percent from 2000. As a result of these companies choosing not to expense stock options, their earnings were overstated by 31 percent, a noteworthy figure. *See 2001 Stock Compensation: 500 The Hard Way*, 11 THE ANALYST'S ACCOUNTING OBSERVER Nos. 9 & 10. Sanford C. Bernstein & Company, a respected Wall Street investment firm, estimates that if the nation's 500 largest companies had deducted the cost of options from their revenues, their annual profit growth from 1995 to 2000 would have been six percent instead of the nine percent reported.

Further evidence that this issue is not devoid of policy significance is the publication of numerous articles and commentary noting the profound effects of the dramatic increase in the use of stock option grants over the past several years. In a 12 July 2002 NEW YORK TIMES article entitled *How Stock Options Lead to Scandal*, Walter Cadette, a senior scholar at the Levy Institute of Bard College and a retired vice president at J.P. Morgan & Company observed:

> In his speech about corporate fraud and abuse, President Bush mentioned stock options only once — and then to endorse an existing proposal to require shareholder approval of all options plans. His endorsement is welcome, but it is woefully inadequate: the stock-options culture is at the root of the current scandals on Wall Street.
>
> Options, which are not counted as an expense and thus inflate earnings, bring with them a powerful incentive to cheat. They hold out the promise of wealth beyond imagining. All it takes is a set of books good enough to send a stock price soaring, if only for a while. If real earnings are not there, they can be manufactured — for long enough, in any case, for executives to cash out. This, in essence, is what happened at Enron, WorldCom, and Xerox — indeed, at quite a long list of companies. That list

is bound to grow, judging by the findings of a study I published with two colleagues last year.

. . .

In all, according to our study, corporate America appears to be overstating its earnings by at least 20 percent. About half of the exaggeration reflects the lack of any recorded expense for options; the other half, manipulated operating earnings.

The conventional wisdom holds that options encourage good management and better corporate governance because they align the interests of executives and shareholders. Nothing could be further from the truth.

Most shareholders — that is, the vast majority of the public that buys stock on the market — have the potential for loss as well as gain. With an option, the potential for loss is quite small; if the share price falls below the option price, the option simply becomes worthless. But the potential for gain is huge. The asymmetry encourages executives to downplay risk, if not ignore it, in the quest for returns.

That is why the 90's produced burdensome excess capacity in many industries, especially telecommunications and the technology industry, where option awards are most common. For executives, it made sense to go for broke with expansion plans. Big option payoffs came only with rapid growth, not with steady earnings.

So what can be done? There can be no real reform without honest accounting for stock options. A decade ago, the Financial Accounting Standards Board recommended that options be counted as a cost against earnings, like all other forms of compensation, but corporate lobbyists resisted and Congress did their bidding. Alan Greenspan and Warren Buffett, among others, are calling for the same change now, but it remains to be seen whether the accounting profession can act without Congressional interference. Treating options like other forms of pay would make executive compensation transparent, diminish the temptation to cook the books and make managers less inclined toward excessive risk-taking.

We cite this commentary not to suggest that the Company might have engaged in any of the improper practices associated with the companies named in the article. Our point is that this commentary indicates the current policy debate that surrounds this issue, one so intense and public that one cannot argue that this issue of expensing stock options is a matter of ordinary business in which shareholders have no business advising the board of their views or is too complex for them to understand. Indeed, shareholders are routinely asked to vote on whether to authorize new stock option plans. It cannot be the case that, in the current climate of investor concern, and with the prevalence of options as a favored form of corporate compensation, shareholders have a right to vote on one subject, but not another.

It is also argued that developments in the financial markets and corporate governance arena have changed so dramatically since the Division has issued its prior no-action letters that the option expensing issue should no longer be properly omitted on the basis of Rule 14a-8(i)(7). Since late 2001, public, regulatory, legislative, and legal debates have erupted in response to a continuing series of corporate accounting scandals that have devastated investors and employees, while undermining investor confidence in the integrity of corporate financial reporting. The total costs in lost investment value related to specific company scandals and the broader investor retreat from the market is impossible to precisely quantify, but there is no question that investors have lost tens of billions, if not hundreds of billions, of dollars. There are various factors at work that have created the current crisis of confidence in the market, including fraudulent corporate reporting produced by a system that does not demand the independence of audit firms from corporate clients, corporate management malfeasance, compliant corporate boards, and in the minds of many, the increase in the use of stock options. Many in fact consider the tremendous increase in stock option issuance and the non-expensing of options as core causes: "Stock options are crucial to both the misrepresentation and the enrichment that have caused a crisis of confidence in business and financial markets. Options are doled out as free money to executives and are the force behind the increasingly lucrative compensation packages at American companies. Because they are tied to the company's performance, they can be powerful incentive for executives to make their results look better than they actually are." *Bush Failed to Stress Need to Rein in Stock Options*, THE NEW YORK TIMES (11 July 2002).

Within the broad public debate over how best to address the lack of integrity and accuracy in corporate financial reporting, the stock option issue has emerged as a consistent topic of widespread public debate. Many argue that the non-expensing of options by nearly every publicly traded U.S. corporation is a contributing factor to the lack of confidence in corporate financial reporting.[1] Others in the public debate see stock option expensing as part of a comprehensive plan of reform designed to improve the accuracy of financial reporting and reign in the escalating use of stock options in executive compensation.[2] Congress once again is engaged in a heated debate on the

---

[1] *See How Stock Options Lead to Scandal*, THE NEW YORK TIMES (12 July 2002); *Too Soft on Stock Options*, THE WASHINGTON POST (15 July 2002); *Stock Options Come Under Fire in the Wake of Enron's Collapse*, THE WALL STREET JOURNAL (26 March 2002).

[2] *See Stock-Option Accounting Hides in the Shadows of the Financials*, THE WALL STREET JOURNAL, (21 March 2002); *Measures Not Likely to End Abuses*, THE WASHINGTON

issue.[3] If the stock option expensing issue ever was an "ordinary business matter," it clearly is not today. Today the issue is in the middle of a broad public debate that is critical to the interests of all investors and citizens.

As the debate continues, individual companies are beginning to see the expensing stock option issue as an important component of the remedial actions necessary to restore integrity to the financial reporting system. *See Reforms Underway at Some Companies*, THE WASHINGTON POST (16 July 2002). It is interesting to note that the first major corporation to move to expensing option as a result of the current turmoil in the markets noted that the change to expense all options "ensures that our earnings will more clearly reflect economic reality when all compensation costs are recorded in the financial statements." *See* Press Release, *The Coca-Cola Company Will Expense All Stock Options* (14 July 2002). As the previously cited Dow Jones reports on this topic suggest, other companies feel the same way.

The option expensing issue is thus not an ordinary business matter that may be shielded from shareholder comment. It is, instead, a policy issue that shareholders should be able to discuss with the board and management.

Conclusion.

For these reasons MAXIMUS's request for no-action relief should be denied.

Thank you for your consideration of these points. Please do not hesitate to contact me if there are any questions.

Very truly yours,

Cornish F. Hitchcock

cc: Kerry J. Tomasevich, Esq.
Mark E. Brossman, Esq.

POST (10 July 2002); John McCain, *The Free Market Needs New Rules*, *THE NEW YORK TIMES* (8 July 2002); *Corporate Integrity Talk is Heard in Street and Suite*, THE NEW YORK TIMES,(10 July 2002); *Fed Chairman Stays Firm on Idea That Options Should be Expensed*, THE WALL STREET JOURNAL (9 April 2002); *Let the Reforms Begin*, *BUSINESS WEEK*, (22 July 2002); *Bush Should Take Three Steps for Cause of Corporate Ethics*, THE WALL STREET JOURNAL (9 July 2002).

[3] *See Stock-Options Reforms Face Long Odds With Lawmakers*, THE WALL STREET JOURNAL (10 July 2002); *The Campaign to Keep Options Off the Ledger*, BUSINESS WEEK (15 July 2002); *McCain Accounting Proposal Scuttled*, THE WASHINGTON POST (12 July 2002).

THE WALL STREET JOURNAL. ONLINE

November 27, 2002 7:30 a.m. EST

Table Of Companies Expensing Stock Options

DOW JONES NEWSWIRES

(This was originally published late Tuesday)

The following companies recently announced plans to change or seriously consider changing its accounting of stock options:

Choice One Communications Inc. (CWON)

Choice One said it will start expensing stock options on Jan. 1, 2003.

Reported: November 21

Leggett & Platt Inc. (LEG)

Leggett & Platt said it will start expensing stock options in 2003. It said earnings will be affected by about 2 cents a share in 2003 and about 4 cents a share in 2006.

Reported: November 20

Great Plains Energy (GXP)

Great Plains Energy will start expensing stock options next year and estimates the practice will add less than $300,000 to its costs.

Reported: November 14

DuPont (DD)

DuPont will start expensing employee stock options in January. The noncash expense is expected to reduce earnings by about 3 cents a share in 2003, growing to about 9 cents a share by 2005 and then stabilizing.

Reported: November 5

New Jersey Resources Corp. (NJR)

The company said it plans to beging expensing stock options in fiscal 2003. The company estimates that, based on historical award levels, the financial impact of this change will be less than 1 cent a share in fiscal 2003, increasing to about 2 cents a share in fiscal 2006.

Reported: October 30

CBL & Associates Properties Inc. (CBL)

The Tennessee company said it plans to beging expensing stock options in 2003.

Reported: October 29

National City Corp. (NCC)

The Cleveland company said it plans to begin expensing stock options in 2003.

Reported: October 29

Safeco Corp. (SAFC)

The company said it plans to begin expensing stock options on Jan. 1. The Seattle financial services holding company believes expensing stock options will have a slight impact on its bottomline.

Reported: October 25

Goldcorp. Inc. (GG)

To expense stock options.

Reported: October 23

Celanese AG (CZ)

Celanese will begin expensing employee stock options starting with the third quarter. The Glerman chemicals company said the fair value of the options is about EUR10 million, which will be amortized over the accelerated vesting period of two years.

Reported: October 23

AT&T (T)

AT&T will begin to expense management stock options in 2003. Further details were not immediately available.

Reported: October 22

Everest Re Group (RE)

Everest Re said it will expense stock options, which will reduce earnings by an estimated 1 cent a share in 2002 and by about 3 cents a share in 2003.

Reported: October 21

Technitrol (TNL)

On a pro forma basis, if the company applied SFAS 123 for all stock option awards granted thus far in the fiscal year ending Dec. 27, 2002, it would expect to recognize a cost of about 1 cent a share for the full year.

Reported: October 21

Travelers Property Casualty Corp. (TAPA)

The company will begin expensing options during fiscal 2003, during which Travelers expects the change to cut per-share earnings by less than 1 cent.

Reported: October 16

Lear Corp. (LEA)

The company will begin expensing options during fiscal 2003, during which Lear expects the change to cut per-share earnings by 7 cents.

Reported: October 18

KeyCorp (KEY)

The company will begin expensing options during fiscal 2003, during which KeyCorp expects the move to cut per-share earnings by 4 cents.

Reported: October 17

Lincoln Electric Holdings (LECO)

The maker of welding products said it will voluntarily expense stock options, starting Jan. 1, 2003. Lincoln Electric expects the cost of stock options to be 1 cent a diluted share in 2003, rising to 6 cents a diluted share by 2006.

Reported: October 16

BRE Properties Inc. (BRE)

BRE Properties, which will begin expensing stock options during the fiscal year beginning Jan. 1, expects the change to reduce fiscal 2003 earnings by 2 cents a share.

Reported: October 14

RenaissanceRe Holdings Ltd. (RNR)

RenaissanceRe, which will begin expensing stock options during the fiscal year beginning Jan. 1, expects the change to reduce fiscal 2003 operating earnings by as much as 20 cents a share.

Reported: October 14

Other companies that recently decided to expense options or announced plans to expense stock options include Allstate (ALL), Amazon.com (AMZN), AMB Property (AMB), American Express (AXP), American International Group (AIG), Bank Of America (BAC), Bank Of New York (BK), Bank One (ONE), BayCorp Holdings (MWH), Calpine (CPN), Camden National (CAC), Cendant (CD), Centex (CTX), Charter Communications (CHTR), Choice Hotels International (CHH), Chubb (CB), Cinergy (CIN), Citigroup (C), Coca-Cola (KO), Comerica (CMA), Computer Associates (CA), ConocoPhillips (COP), Contango Oil & Gas (MCF), Cooper Industries (CBE), Dole Food (DOL), Dow Chemical (DOW), Duke Realty (DRE).

Emerson Electric (EMR), FBL Financial (FFG), Fleetboston Financial (FBF), Fleming (FLM), Ford Motor (F), Freddie Mac (FRE), Gabelli Asset Management (GBL), General Electric (GE), General Motors (GM), Goldman Sachs (GS), Grey Global Group (GREY), Guaranty Bancshares Inc. (GNTY), H&R Block (HRB), Handleman (HDL), Hartford Financial Services (HIG), Home Depot (HD), Home Properties Of New York (HME), Household International (HI), Iomega (IOM), iStar Financial (SFI), J.P. Morgan (JPM), Johnson Controls (JCI), Kellwood (KWD), KeySpan Corporation (KSE), Lee Enterprises (LEE), Lincoln National (LNC), Lowe's (LOW), Lyondell Chemical (LYO), M&T Bank (MTB), Marathon Oil (MRO), Max Re Capital (MXRE), May Department Stores (MAY), Mellon Financial (MEL), Merrill Lynch (MER), MetLife (MET), Morgan Stanley (MWD), Neuberger Berman (NEU).

Paccar (PCAR), Papa John's International (PZZA), Plum Creek Timber (PCL), Pogo Producing (PPP), PPL (PPL), Predictive Systems Inc. (PRDS), Premcor (PCO), PriceSmart (PSMT), Procter & Gamble (PG), Prudential Financial (PRU), PS Business Parks (PSB), Raven Industries (RAVN), Realty Income (O), Saks (SKS), Schlotzsky's (BUNZ), Scotts (SMG), ServiceMaster (SVM), Smithfield Foods (SFD), Soverign Bancorp (SOV), State Street (STT), Steelcase (SCS), Sun Life Financial Services (SLC), SunTrust Banks (STI), Sunoco (SUN), Tarragon Realty Investors (TARR), TB Wood's (TBWC), Temple-Inland (TIN), Tupperware (TUP), United Parcel Service (UPS), USA Interactive (USAI), Valley National Bancorp (VLY), Vorando Realty Trust (VNO), Wachovia (WB), Wal-Mart Stores (WMT), Washington Post (WPO), Webster Financial (WBST) and World Fuel Services (INT).

Companies that have been expensing stock options for a while include Boeing Co. (BA), Hawaiian Electric Industries (HE), Winn-Dixie Stores Inc. (WIN), Level 3 Communications Inc. (LVLT) and MacDermid Inc. (MRD).

URL for this article:
http://online.wsj.com/article/0,,BT_CO_20021127_002252.djm,00.html

Updated November 27, 2002 7:30 a.m. EST

PALMER & DODGE LLP
111 HUNTINGTON AVENUE AT PRUDENTIAL CENTER
BOSTON, MA 02199-7613

617.239.0586
jrobertson@palmerdodge.com

RECEIVED
2002 DEC -3 PM 2:40
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

December 2, 2002

By Overnight Courier

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: MAXIMUS, Inc. Stockholder Proposal to Expense Executive Options
(Proposal submitted by Amalgamated Bank LongView SmallCap 600 Index Fund)

Dear Sir or Madam:

Enclosed for filing is one manually signed and six (6) copies of a reply to the opposition to the request of MAXIMUS, Inc. for a no-action letter with respect to the above-captioned shareholder proposal.

Please acknowledge receipt of this submission by stamping the enclosed copy of this letter and returning it in the enclosed, self-addressed stamped envelope.

If you have any questions regarding the enclosed, please call me at (617) 239-0586 or Kerry Tomasevich of the same office at (617) 239-0157.

Sincerely,

James W. Robertson

James W. Robertson

Enclosures

cc: Kerry J. Tomasevich, Esq.

PALMER & DODGE LLP
111 HUNTINGTON AVENUE AT PRUDENTIAL CENTER
BOSTON, MA 02199-7613

KERRY J. TOMASEVICH
617.239.0157
ktomasevich@palmerdodge.com

RECEIVED
2002 DEC -3 PM 2:40
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

December 2, 2002

By Overnight Delivery

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: MAXIMUS, Inc. Stockholder Proposal to Expense Executive Options
(Proposal submitted by Amalgamated Bank LongView SmallCap 600 Index Fund)

Ladies and Gentlemen:

By letter dated November 7, 2002 (the "Request Letter"), we notified you of the intention of MAXIMUS, Inc., a Virginia corporation (the "Company"), to omit from its notice of annual meeting, proxy statement and form of proxy (together, the "Proxy Materials") for the Company's 2003 annual meeting of stockholders (the "2003 Annual Meeting") the proposal (the "Proposal") submitted by the Amalgamated Bank LongView SmallCap 600 Index Fund (the "Fund") regarding the expensing of executive stock options.

In its opposition dated November 27, 2002, the Fund suggests that the Request Letter may have been untimely under Rule 14a-8(j)(1), because the Request Letter "misstates [Rule 14a-8(j)(1)]" and "does not identify [the Company's] intended [proxy] filing date." While it is true that the statement in the first paragraph of the Request Letter that the Request Letter was being filed "within" as opposed to "not later than" 80 days before the filing date of the Proxy Materials was a misstatement, it was an unintentional misstatement of fact, not of Rule 14a-8(j)(1). The correctly stated facts are (1) that the Company's intention at the time the Request Letter was filed and its intention today is to file the Proxy Materials with the Commission on January 27 or January 28, 2003, and (2) that the Company caused the Request Letter to arrive at the Commission at 10:19 a.m. on November 8, 2002 (evidence of delivery attached). These facts demonstrate that the Request Letter was timely under Rule 14a-8(j)(1), because November 8, 2002 is 80 days before January 27, 2003 and 81 days before January 28, 2003. See Staff Legal Bulletin No. 14, Sec. C.3.b. (example of how to calculate 120 calendar days before proxy release). Accordingly, the Request Letter was timely and the Fund's suggestion to the contrary should be rejected.

As stated in the Request Letter, if the Staff believes that it will not be able to take the no-action position the Company has requested, we would appreciate the opportunity to confer with the Staff prior to the issuance of a negative response. Please do not hesitate to call James Robertson of this office at (617) 239-0586 or me at (617) 239-0157 with any questions or comments regarding the foregoing.

Sincerely,

Kerry J. Tomasevich

KJT:jwr

cc: David R. Francis, Esq. (MAXIMUS, Inc.)
Cornish F. Hitchcock, Esq. (Amalgamated Bank LongView SmallCap 600 Index Fund)

FedEx Express
Customer Support
Domestic Trace
3875 Airways Boulevard
Module H, 4th Floor
Memphis, TN 38116

U.S. Mail: PO Box 727
Memphis, TN 38194-4643

Telephone 901-[illegible]-3600

FedEx Express

November 26,2002

jason curran
(617) 348-2836

Dear jason curran:

Our records reflect the following delivery information for the shipment with the tracking number 606227803122.

Delivery Information:

Signed For By: T.CRAWFORD

Delivered to: 450 5TH ST

Delivery Date: November 08, 2002

Delivery Time: 10:19 AM

Shipping Information

Shipment Reference Information: 5900 / 17930/5 JROBERTSO

Tracking No: 606227803122

Ship Date: November 07, 2002

Shipper: MERCURY BUSINESS SERVICES INC
55 BATTERYMARCH ST
BOSTON, MA 021103206
US

Recipient: US SEC DIV OF CORPORATION FINA
OFFICE OF THE CHIEF COUNSEL
450 5TH ST NW
WASHINGTON, DC 205490000
US

Thank you for choosing FedEx Express. We look forward to working with you in the future

FedEx Worldwide Customer Service
1-800-Go-FedEx (1-800-463-3339)
Reference No: R200211260006445O263

This Information is provided subject to the FedEx Service Guide.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

December 16, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: MAXIMUS, Inc.
Incoming letter dated November 7, 2002

The proposal requests that the board of directors establish a policy and practice of expensing in the company's annual income statement the costs of all future stock options issued to Company executives.

We are unable to concur in your view that MAXIMUS may exclude the proposal under rule 14a-8(i)(2). Accordingly, we do not believe that MAXIMUS may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

We are unable to concur in your view that MAXIMUS may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that MAXIMUS may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that MAXIMUS may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that MAXIMUS may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Katherine W. Hsu

Katherine W. Hsu
Attorney-Advisor